U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number: 811- 05583

Date Examination completed: January 24, 2008

2. State Identification Number:

AL AK AZ AR CA CO
CT DE DC FL GA HI
ID IL IN IA KS KY
LA ME MD MA MI MN
MS MO MT NE NV NH
NJ NM NY NC ND OH
OK OR PA RI SC SD
TN TX UT VT VA WA
WV WI WY PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

4. Address of principal executive office: (number, street, city, state, zip code)

One Franklin Parkway San Mateo, CA 94403

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Capital Growth Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Universal Trust
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Global Investment Trust
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Value Investors Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Russia and East European Fund, Inc.
Franklin Global Trust
Franklin Gold and Precious Metals Fund

and the Board of Directors of

Franklin Custodian Funds, Inc.
Franklin Money Fund
Templeton Dragon Fund, Inc.
Templeton Institutional Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I) (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period indicated in Attachment I:

•	Confirmation of all securities held by Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.

•	Reconciliation of such security positions to the books and records of the Funds and Franklin Templeton Investor Services, Inc.

•	Agreement of 123 security purchases and 123 security sales or maturities, since our last report, to the books and records of the Funds and Franklin Templeton Investor Services, Inc.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers, LLP

San Francisco, California

January 24, 2008

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of October 31, 2007, and for the period indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of October 31, 2007, and for the period indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

 /s/ Galen G. Vetter
___________________________________

Galen G. Vetter

Chief Financial Officer

1/23/2008

___________________________________

Date

/s/ Jimmy D. Gambill

___________________________________

Jimmy D. Gambill

Senior Vice President and Chief Executive
Officer-Finance and Administration

  1/23/2008
__________________________________

Date

Attachment I

Fund                                                    Period

Franklin Templeton Limited Duration Income Trust	July 1, 2007 - October 31, 2007

Templeton Russia and East European Fund, Inc.	July 1, 2007 - October 31, 2007

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	July 1, 2007 - October 31, 2007

Franklin Strategic Series:
Franklin Aggressive Growth Opportunities Fund*	July 1, 2007 - October 31, 2007
Franklin Biotechnology Discovery Fund	July 1, 2007 - October 31, 2007
Franklin Flex Cap Growth Fund	July 1, 2007 - October 31, 2007
Franklin Global Communications Fund	July 1, 2007 - October 31, 2007
Franklin Global Health Care Fund	July 1, 2007 - October 31, 2007
Franklin Natural Resources Fund	July 1, 2007 - October 31, 2007
Franklin Small Cap Growth Fund II	July 1, 2007 - October 31, 2007
Franklin Small-Mid Cap Growth Fund	July 1, 2007 - October 31, 2007
Franklin Strategic Income Fund	July 1, 2007 - October 31, 2007
Franklin Technology Fund	July 1, 2007 - October 31, 2007

Franklin High Income Trust:
Franklin High Income Fund	July 1, 2007 - October 31, 2007

Franklin Capital Growth Fund	July 1, 2007 - October 31, 2007

Franklin Money Fund	July 1, 2007 - October 31, 2007

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	July 1, 2007 - October 31, 2007

Institutional Fiduciary Trust:
Franklin Cash Reserves Fund	July 1, 2007 - October 31, 2007
Money Market Portfolio	July 1, 2007 - October 31, 2007

Franklin Global Trust:
Fiduciary Large Capitalization Growth and Income Fund	July 1, 2007 - October 31, 2007
Fiduciary Small Capitalization Equity fund	July 1, 2007 - October 31, 2007
Franklin Templeton Core Fixed Income Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Core Plus Fixed Income Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Emerging Market Debt Opportunities Fund	July 1, 2007 - October 31, 2007
Franklin Templeton High Income Fund	July 1, 2007 - October 31, 2007

Franklin Gold and Precious Metals Fund	July 1, 2007 - October 31, 2007

Franklin Universal Trust	July 1, 2007 - October 31, 2007

Templeton Emerging Markets Fund	July 1, 2007 - October 31, 2007

Templeton Emerging Markets Income Fund	July 1, 2007 - October 31, 2007

Templeton Global Investment Trust:
Templeton Income Fund	July 1, 2007 - October 31, 2007

Templeton Global Income Fund	July 1, 2007 - October 31, 2007

Franklin Custodian Funds, Inc.:
Franklin DynaTech Fund	July 1, 2007 - October 31, 2007
Franklin Growth Fund	July 1, 2007 - October 31, 2007
Franklin Income Fund	July 1, 2007 - October 31, 2007
Franklin U.S. Government Securities Fund	July 1, 2007 - October 31, 2007
Franklin Utilities Fund	July 1, 2007 - October 31, 2007

Franklin Strategic Mortgage Portfolio	July 1, 2007 - October 31, 2007

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	July 1, 2007 - October 31, 2007
Franklin Balanced Fund	July 1, 2007 - October 31, 2007
Franklin Convertible Securities Fund	July 1, 2007 - October 31, 2007
Franklin Equity Income Fund	July 1, 2007 - October 31, 2007
Franklin Floating Rate Daily Access Fund	July 1, 2007 - October 31, 2007
Franklin Limited Maturity U.S. Government Securities Fund	July 1, 2007 - October 31, 2007
Franklin Low Duration Total Return Fund	July 1, 2007 - October 31, 2007
Franklin Total Return Fund	July 1, 2007 - October 31, 2007

Franklin Value Investors Trust:
Franklin All Cap Value Fund	July 1, 2007 - October 31, 2007
Franklin Balance Sheet Investment Fund	July 1, 2007 - October 31, 2007
Franklin Large Cap Value Fund	July 1, 2007 - October 31, 2007
Franklin MicroCap Value Fund	July 1, 2007 - October 31, 2007
Franklin MidCap Value Fund	July 1, 2007 - October 31, 2007
Franklin Small Cap Value Fund	July 1, 2007 - October 31, 2007

Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton 2025 Retirement Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton 2035 Retirement Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton 2045 Retirement Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Conservative Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Corefolio Allocation Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Founding Funds Allocation Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Growth Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Moderate Target Fund	July 1, 2007 - October 31, 2007
Franklin Templeton Perspectives Allocation Fund	July 1, 2007 - October 31, 2007

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	July 1, 2007 - October 31, 2007
Franklin Founding Funds Allocation Fund**	July 2, 2007 - October 31, 2007
Franklin Large Cap Value Securities Fund	July 1, 2007 - October 31, 2007
Franklin Rising Dividends Securities Fund	July 1, 2007 - October 31, 2007
Franklin Small Cap Value Securities Fund	July 1, 2007 - October 31, 2007
Franklin Small-Mid Cap Growth Securities Fund	July 1, 2007 - October 31, 2007
Franklin Strategic Income Securities Fund	July 1, 2007 - October 31, 2007
Templeton Foreign Securities Fund	July 1, 2007 - October 31, 2007
Templeton Global Asset Allocation Fund	July 1, 2007 - October 31, 2007

Templeton Dragon Fund, Inc.	July 1, 2007 - October 31, 2007

Templeton Institutional Funds, Inc.:
Foreign Equity Series	July 1, 2007 - October 31, 2007

* Fund changed name to Franklin Growth Opportunities on November 1, 2007

** Commencement of Operations